EXHIBIT 21
ASTRONICS CORPORATION
SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Ownership Percentage	State (Province), Country of Incorporation
Luminescent Systems, Inc.	100%	New York, USA
Astronics Advanced Electronics Systems Corp.	100%	Washington, USA
Luminescent Systems Canada, Inc.	100%	Quebec, Canada
Astronics Air, LLC	100%	New York, USA
LSI — Europe B.V.B.A.	100%	Brussels, Belgium